                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 11-K/A

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 for the fiscal year ended December 31, 2000 or

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 for the transition period from ____________ to ________________-.

                        Commission File Number 0-1743
                                               ------
A.  Full title of the plan and address of the plan:

                        The Rouse Company Savings Plan
                        c/o Human Resources and Administrative Services Division The Rouse Company Building
                        10275 Little Patuxent Parkway
                        Columbia, Maryland 21044

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                        The Rouse Company
                        The Rouse Company Building
                        10275 Little Patuxent Parkway
                        Columbia, Maryland 21044

                               EXPLANATORY NOTE




By filing this amendment to The Rouse Company Savings Plan Annual Report for the year ended December 31, 2000, the signature page is amended to reflect Jeffrey
H. Donahue as Plan Trustee. Other than this change, the information set forth below is identical to the information contained in the 11-K/A filing dated June 28, 2001.

                        THE ROUSE COMPANY SAVINGS PLAN

                        Financial Statements

                        December 31, 2000 and 1999

                        (With Independent Auditors' Report Thereon)

                        THE ROUSE COMPANY SAVINGS PLAN

                          December 31, 2000 and 1999


                                     Index


Independent Auditors' Report                                                  1

Statements of Net Assets Available for Plan Benefits -
     December 31, 2000 and 1999                                               2

Statements of Changes in Net Assets Available for Plan
     Benefits - Years ended December 31, 2000 and 1999                        3

Notes to Financial Statements - December 31, 2000 and 1999                    4

Schedule I: Form 5500, Schedule H, Line 4i -
     Schedule of Assets Held for Investment Purposes at End of Year -
     December 31, 2000                                                        8


                                 * * * * * * *

The other schedules required by Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are inapplicable and are therefore omitted.

                         Independent Auditors' Report
                         ----------------------------


The Trustee
The Rouse Company Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of The Rouse Company Savings Plan as of December 31, 2000 and 1999 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Rouse Company Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 21, 2001

                        THE ROUSE COMPANY SAVINGS PLAN

             Statements of Net Assets Available for Plan Benefits

                          December 31, 2000 and 1999


                                                         2000            1999
                                                         ----            ----

Cash                                                $      26,729              -
Investments                                            75,899,596     75,759,234
Contributions receivable from:
  The Rouse Company                                        16,606         45,434
  Participants                                             47,333         16,170
                                                     ------------    -----------
                                                           63,939         61,604
                                                     ------------    -----------
    Net assets available for plan benefits          $  75,990,264     75,820,838
                                                     ============    ===========



See accompanying notes to financial statements.

                        THE ROUSE COMPANY SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                          December 31, 2000 and 1999


                                                      2000              1999
                                                      ----              ----

Contributions from The Rouse Company           $     1,162,344        1,456,612
Contributions from participants                      4,715,987        5,344,145
Investment income:
    Dividends and interest                           5,513,098        4,794,407
    Net depreciation in fair values
      of investments                                (2,091,728)      (1,507,488)
    Interest on participant loans                      233,594          229,457
                                                --------------     ------------
      Total investment income                        3,654,964        3,516,376
                                                --------------     ------------
Distributions to participants                       (9,094,755)      (9,397,056)
Participant loans repaid as part of
    termination distributions                         (269,114)        (210,103)
                                                --------------     ------------
         Increase in net assets available
           for plan benefits                           169,426          709,974
Net assets available for plan benefits:
         Beginning of year                          75,820,838       75,110,864
                                                --------------     ------------
         End of year                           $    75,990,264       75,820,838
                                                ==============     ============

See accompanying notes to financial statements.

                        THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999


(1)   Summary of Significant Accounting Policies
      ------------------------------------------

      (a)  Basis of presentation
           ---------------------

           The financial statements of The Rouse Company Savings Plan (the Plan) have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

      (b)  Investments
           -----------

           Investments in the common stock and quarterly income preferred securities of The Rouse Company and the T. Rowe Price and other mutual funds are carried at fair values determined by quoted market prices. The investment in the T. Rowe Price Blended Stable Value Fund, a common trust fund, is carried at fair value as reported by the trustee. The investments in insurance contracts are carried at contract value (representing contributions made plus interest credited less distributions) as the insurance contracts held by the Plan are "fully benefit-responsive," as defined in Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans. Loans to participants are carried at cost, which approximates fair value. Security transactions are recognized on a trade date basis. Unrealized appreciation and depreciation in the fair values of investments are recognized in the periods in which the changes occur.

      (c)  Administrative expenses
           -----------------------

           The Rouse Company pays all administrative expenses incurred on behalf of the Plan. Terminated participants who have left their account balances in the Plan are required to reimburse the Company for administrative expenses relating to their accounts. Participants requesting loans from the Plan are required to pay an administrative fee to the Company for the processing of such loans.

      (d)  Use of estimates
           ----------------

           The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and judgments that affect the reported amounts of net assets and disclosures of contingencies at the date of the financial statements and changes in net assets recognized during the reporting period. Actual results could differ from those estimates.

                        THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements


(2)   General Description of the Plan
      -------------------------------

      The following brief description of the Plan summarizes the principal provisions of the Plan and is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      The Plan was established effective June 1, 1983 to provide employees of The Rouse Company and certain of its subsidiaries and affiliates (the Company) an incentive to save for retirement and for financial emergencies. Generally, employees who are not covered under a collective bargaining agreement, who are at least 21 years of age and who have completed 1,000 hours of service in one year are eligible to participate in the Plan.

      Basic contributions to the Plan are made pursuant to salary reduction agreements between the Company and participants. Participants may elect to reduce their compensation, as defined in the Plan, by amounts ranging from 1% to 19%, subject to an annual limitation. Employees may also make supplemental contributions to the Plan in amounts up to 9% of compensation, as defined. The supplemental contributions are not pursuant to salary reduction agreements. Aggregate basic and supplemental contributions may not exceed 19% of compensation, as defined. Participants are able to defer payment of income taxes on their basic contributions to the Plan, related contributions by the Company and all income realized on accounts maintained under the Plan.

      Participants' contributions to the Plan are allocated among the various investment programs based on their instructions, subject to certain limitations defined in the Plan. Participants may change their allocation instructions and transfer accumulated savings between funds on a daily basis, subject to certain limitations defined in the Plan.

      Matching contributions are made by the Company to each participant's account in an amount equal to $1.00 for every $2.00 of a participant's basic contribution up to 6% of such participant's base salary. Participants may direct the Company's matching contributions to any of the investment vehicles offered under the Plan. In addition, the Company may make additional contributions to the Plan under certain circumstances. Such additional contributions are distributed to accounts of participants pursuant to guidelines set forth in the Plan. Participants who joined the Plan prior to January 1, 1989 obtained an immediate and fully vested interest in all contributions made by the Company. Participants who joined the Plan on or after January 1, 1989 are required to complete two years of service, as defined in the Plan, to become fully vested in the Company's contributions. Forfeitures of nonvested Company contributions may be used by the Company to satisfy future matching contribution requirements. Accumulated forfeitures of $326,928 were applied to reduce the Company's contributions for 2000.

      Participants or their beneficiaries are eligible for distributions upon retirement, disability, termination of employment or death of the participant. In addition, participants may make withdrawals from their accounts upon attainment of age 59-1/2. Participants may also make withdrawals of their basic contributions by reason of financial hardship, under specific guidelines set forth in the Plan. Subject to certain limitations, supplemental contributions may be withdrawn by participants for any reason.

                        THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements


 (2)  General Description of the Plan, Continued
      ------------------------------------------

      Generally, participants may borrow from the Plan up to the lesser of $50,000 or 50% of their vested account balances. Interest on such borrowings and repayment schedules are determined pursuant to guidelines in the Plan. Generally, borrowings bear interest at the prime rate of a designated commercial bank at the time of the loan application and must be repaid to the Plan over a period not to exceed five years.

      While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination of the Plan, the Plan's assets would be distributed to the participants in accordance with the Plan agreement.

(3)   Investments
      -----------

      Information relating to investments, including individual investments which represent 5% or more of net assets available for plan benefits, is summarized as follows at December 31:

                                                         2000                                  1999
                                         -----------------------------------    ----------------------------------
                                                                   Contract                              Contract
                                              Number of             or fair         Number of             or fair
                                                 shares               value            shares               value
                                         ---------------     ---------------    --------------     ---------------
The Rouse Company:
    Common stock                                762,128    $     19,434,261           809,218    $     17,195,877
    Quarterly income
      preferred securities                       28,268             678,441            30,883             559,751
T. Rowe Price and other
  mutual funds:
    Equity Index 500 Fund                       215,067           7,634,893           209,372           8,282,742
    International Stock Fund                    259,919           3,774,027           261,574           4,977,759
    New America Growth Fund                     145,515           5,205,062           121,488           5,838,695
    New Horizons Fund                           393,001           9,388,788           301,503           8,300,391
    Prime Reserve Fund                        3,624,165           3,624,165         4,852,087           4,852,087
    Spectrum Growth Fund                        396,140           6,227,323           360,167           6,378,558
    Others                                                        9,439,365                             8,833,520
Common Trust Fund --
    T. Rowe Price Blended
    Stable Value Fund                         4,663,623           4,663,623         4,964,874           4,964,874
                                         ===============     ---------------    ==============     ---------------
                                                                 49,957,246                            52,428,626
                                                             ---------------                       ---------------
Insurance contracts                                               2,427,485                             2,277,949
Participant loans                                                 3,402,163                             3,297,031
                                                             ---------------                       ---------------
                                                           $     75,899,596                      $     75,759,234
                                                             ===============                       ===============

                        THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements


(3)   Investments, Continued
      ----------------------

      The investments in insurance contracts consist of guaranteed income contracts issued by two insurance companies. The Plan deals only with highly rated insurance companies and does not expect that they will fail to meet their obligations under the contracts. The contracts in effect at December 31, 2000, provide for interest at 6.20% and 7.06% and mature at various dates to 2001. The average yield on the contracts was 6.77% in 2000 and 1999. The aggregate contract value of the contracts in effect at December 31, 2000 approximates their aggregate estimated fair value based on current market interest rates for contracts with similar maturities and credit quality.

      Net depreciation in fair values of investments is summarized as follows for the years ended December 31:

                                                          2000           1999
                                                       ---------      ---------

               The Rouse Company:
                   Common stock                     $  3,225,331     (4,976,631)
                   Quarterly income
                      preferred securities               133,189       (233,804)
               Mutual funds                           (5,450,248)     3,702,947
                                                       ---------      ---------

                                                    $ (2,091,728)    (1,507,488)
                                                       =========      =========

(4)   Federal Income Tax Status
      -------------------------

      The Internal Revenue Service has determined and informed the Company by a letter dated August 11, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, accordingly, are tax-exempt. The Plan's management believes that the Plan continues to qualify and to operate in accordance with applicable provisions of the IRC.

(5)   Reconciliation to Form 5500
      ---------------------------

      Amounts due to terminated participants for benefits payable of $9,261 at December 31, 2000 and $1,132,728 at December 31, 1999 are reported as liabilities in the Plan's Annual Report on Department of Labor Form 5500, but are included in net assets available for plan benefits in the financial statements.

                        THE ROUSE COMPANY SAVINGS PLAN

                        Form 5500, Schedule H, Line 4i

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 2000

                                                                     Number             Current
Name of issuer and title of issue                                   of Shares            value
---------------------------------                                 -------------         -------
*The Rouse Company:
    Common stock                                                      762,128        $  19,434,261
    Quarterly income preferred securities                              28,268              678,441

*T. Rowe Price Mutual Funds:
    Balanced Fund                                                     146,361            2,805,741
    Equity Index 500 Fund                                             215,067            7,634,893
    Equity Income Fund                                                 46,206            1,139,891
    International Stock Fund                                          259,919            3,774,027
    New America Growth Fund                                           145,515            5,205,062
    New Horizons Fund                                                 393,001            9,388,788
    Prime Reserve Fund                                              3,624,165            3,624,165
    Small Cap Value Fund                                              148,633            2,844,843
    Spectrum Income Fund                                              175,491            1,890,033
    Spectrum Growth Fund                                              396,140            6,227,323

  Ariel Growth Fund                                                    22,578              758,857

  Common Trust Fund - T. Rowe Price
    Blended Stable Value Fund                                       4,663,623            4,663,623
                                                                    ---------

  Insurance Contracts:
    Principal Mutual Life Insurance Company                                              1,033,610
    American International Group Life Insurance
     Company                                                                             1,393,875

  Participant loans                                                                      3,402,163
                                                                                        ----------
                  Total assets held for investment purposes                          $  75,899,596
                                                                                        ==========

* T. Rowe Price Retirement Plan Services, Inc. and The Rouse Company represent parties in interest.

                                  Signatures
                                  ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        THE ROUSE COMPANY SAVINGS PLAN

Date:  July 17, 2001                    By /s/ Kathleen M. Hart
                                           ----------------------
                                           Kathleen M. Hart
                                           Administrator

                                        and

Date:  July 17, 2001                    By /s/ Jeffrey H. Donahue
                                           ------------------------
                                           Jeffrey H. Donahue
                                           Trustee